

October 27, 2022

Jeannette Jackson
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

**RE: Miami International Securities Exchange, LLC ("MIAX")
Amendment 2022-15 to Form 1 Application**

Dear Ms. Jackson:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2022-15 to the Form 1 Application of MIAX, which includes the following changes:

Exhibit C –   New subsidiary (Dorman Trading, LLC)

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540

1450 Brickell Avenue
Suite 1100, 11th Floor Loft
Miami, Florida 33131

miaxoptions.com

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,** **REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION** **FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 10/27/22	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A,
     Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
     Telephone: 609-897-7300; Facsimile: 609-987-2210

22005738

5. Provide the name, title and telephone number of a contact employee:
     Barbara J. Comly, EVP, General Counsel & Corporate Secretary
     609-897-7315

6. Provide the name and address of counsel for the applicant:
     Barbara J. Comly, EVP, General Counsel & Corporate Secretary
     Miami International Securities Exchange, LLC
     7 Roszel Road, Suite 1A
     Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
     ☒ Limited Liability Company   ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07   (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: October 27, 2022   By: *Barbara J. Comly*
                                                              Barbara J. Comly
                                                              EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this ___ day of _____, 2022.

Based upon relief from Commission Staff and difficulties arising from COVID-19,
Miami International Securities Exchange, LLC is making this filing without a notarization.

_____
Notary Public of the State of New Jersey

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1.   Name and address of organization.

2.   Form of organization (e.g., association, corporation, partnership, etc.).

3.   Name of state and statute citation under which organized. Date of incorporation in present form.

4.   Brief description of nature and extent of affiliation.

5.   Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6.   A copy of the constitution.

7.   A copy of the articles of incorporation or association including all amendments.

8.   A copy of existing by-laws or corresponding rules or instruments.

9.   The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10.   An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response:

A.   MIAMI INTERNATIONAL HOLDINGS, INC.

1.   *Name*: Miami International Holdings, Inc.
       Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Securities Exchange, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, MIAX PEARL, LLC, Miami International Technologies, LLC, MIAX Global, LLC, MIAX Emerald, LLC, MIAX Futures, LLC, MIAX Products, LLC, The Bermuda Stock Exchange, and Dorman Trading, LLC, and M 402 Holdings, LLC, the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC. MIAX Futures, LLC is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC. Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Holdings, Inc.

The following persons are the officers of Miami International Holdings, Inc.:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Mark G. Bagan	Executive Vice President – US Futures Strategy
Harish Jayabalan	Executive Vice President –Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel

Name	Title
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph Bracco	Senior Vice President – Head of Sales
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Charles Blades	Vice President – Controller
Jonathan Dowd	Vice President – Business Strategy
Mitchell Garfinkel	Vice President – Finance
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Thomas Jarck	Vice President – Proprietary Product Development
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Matthew McFarland	Vice President – Derivative Products & Business Development
Kaitlin Meyer	Vice President – Marketing and Sales
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Nicholas Scalabrino	Vice President – Head of Strategic and Business Planning and Functional Strategies for MIAX Pearl Equities
Christopher Solgan	Vice President – Senior Counsel
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Katherine Comly	Assistant Vice President, Associate Counsel and Director of ESG
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

The following persons are the directors of Miami International Holdings, Inc.:

Name
Thomas P. Gallagher (Chairman)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Barry J. Belmont
Ricardo Blach
Christopher Brady
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos
Mark I. Massad
Jack G. Mondel
William J. O'Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer, Jr.
Paul V. Stahlin
J. Gray Teekell
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Audit Committee of Miami International Holdings, Inc.

The following persons are members of the Audit Committee of Miami International Holdings, Inc.:

Name
Paul V. Stahlin (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy
Robert D. Prunetti

Compensation Committee of Miami International Holdings, Inc.

The following persons are members of the Compensation Committee of Miami International Holdings, Inc.:

Name
Talal Jassim Al-Bahar (Chairman)
Christopher D. Brady
Thomas J. Kelly
Mark F. Raymond
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B.   MIAX PEARL, LLC

1.   *Name*: MIAX PEARL, LLC
     Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 11, 2016.

4.   *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates fully electronic options and equities trading platforms.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated November 12, 2020 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 11, 2021 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX PEARL, LLC

The following persons are the officers of MIAX PEARL, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Charles Blades	Vice President – Controller
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Thomas Jarck	Vice President – Proprietary Product Development
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Matthew McFarland	Vice President – Derivative Products and Business Development
Kaitlin Meyer	Vice President – Marketing and Sales
Ronald Miller	Vice President – Compliance

Name	Title
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Nicholas Scalabrino	Vice President – Head of Strategic and Business Planning and Functional Strategies for MIAX Pearl Equities
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Katherine Comly	Assistant Vice President, Associate Counsel and Director of ESG
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX PEARL, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX PEARL, LLC. Officers of MIAX PEARL, LLC will serve at the direction of the Board of Directors.

Directors of MIAX PEARL, LLC

The following persons are the directors of MIAX PEARL, LLC:

Name
Thomas P. Gallagher
Talal Jassim Al-Bahar
Sean Barry
William T. Bergman
David Brown
Lindsay L. Burbage
Guy Dowman
Kurt M. Eckert
Leslie Florio
Michael Harrington
Lawrence E. Jaffe
Paul Jiganti
Paul Kenyon
John E. McCormac
Miguel Moratiel
William J. O'Brien IV

Robert D. Prunetti
John Rothstein
Cynthia Schwarzkopf
Joseph Sellitto
Steven Sosnick
Erik Swanson
Christopher L. Whittington
George Wolf

Committees of MIAX PEARL, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Compensation Committee
Cynthia Schwarzkopf (Chair)
William T. Bergman
Robert D. Prunetti

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence E. Jaffe (Chair)
Kurt M. Eckert
Guy Dowman

Technology Committee
Leslie Florio (Chair)
Sean Barry
David Brown
Kurt Eckert
John E. McCormac

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C.   MIAX EMERALD, LLC

1.   *Name*: MIAX Emerald, LLC
     Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on January 30, 2018.

4.   *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions*: MIAX Emerald is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Emerald operates a fully electronic options trading platform.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated November 12, 2020 are attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Emerald, LLC

The following persons are the officers of MIAX Emerald, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer

Name	Title
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Charles Blades	Vice President – Controller
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Thomas Jarck	Vice President – Proprietary Product Development
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Matthew McFarland	Vice President – Derivative Products and Business Development
Kaitlin Meyer	Vice President – Marketing and Sales
Ronald Miller	Vice President – Compliance
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Katherine Comly	Assistant Vice President, Associate Counsel and Director of ESG
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX Emerald, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Emerald, LLC. Officers of MIAX Emerald, LLC will serve at the direction of the Board of Directors.

Directors of MIAX Emerald, LLC

The following persons are the directors of MIAX Emerald, LLC:

Name
Thomas P. Gallagher
Lindsay L. Burbage
Marianne Deane
Kurt M. Eckert
David S. Fleming
Leslie Florio
Kimberly M. Guadagno
Richard Herr
Paul Jiganti
Michael Juneman
Joseph M. Kyrillos Jr.
John E. McCormac
Robert D. Prunetti
Liam Smith

Committees of MIAX Emerald, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Audit Committee
Robert D. Prunetti (Chair)
Joseph M. Kyrillos Jr.
John E. McCormac

Compensation Committee
Robert D. Prunetti (Chair)
Marianne Deane
Joseph M. Kyrillos Jr.

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kimberly M. Guadagno

Appeals Committee
Marianne Deane (Chair)
Kurt M. Eckert
Paul Jiganti

Technology Committee
Leslie Florio (Chair)
Marianne Deane
David S. Fleming
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*: Miami International Technologies, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Technologies, LLC

The following persons are the officers of Miami International Technologies, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Harish Jayabalan	Executive Vice President – Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Randy Foster	Senior Vice President – Business Systems Development
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Rodney Hester	Senior Vice President – Systems Infrastructure
Charles Blades	Vice President – Controller
Mitchell Garfinkel	Vice President – Finance
James O'Neil	Vice President and Director of Physical Security and Safety
Tia Toms	Vice President – Administration

Directors of Miami International Technologies, LLC

The following persons are the directors of Miami International Technologies, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E.   MIAX FUTURES, LLC

1. *Name*: MIAX Futures, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX Futures, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated March 10, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated March 10, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Futures, LLC

The following persons are the officers of MIAX Futures, LLC:

Name	Title
Thomas P. Gallagher	Chairman
Joseph W. Ferraro III	President
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Chief Technology Officer
Thomas Jarck	Vice President – Proprietary Product Development
Matthew McFarland	Vice President – Derivative Products and Business Development

Directors of MIAX Futures, LLC

The following persons are the directors of MIAX Futures, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F.   THE BERMUDA STOCK EXCHANGE

1. *Name*: The Bermuda Stock Exchange
   Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3. *Name of state, statute under which organized and date of incorporation*: Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5. *Brief description of business or functions*: Stock Exchange located in Pembroke, Bermuda.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Bye-Laws dated July 21, 2003, are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The Bermuda Stock Exchange

The following persons are the officers of The Bermuda Stock Exchange:

Name	Title
Gregory A. Wojciechowski	President & Chief Executive Officer
Gregory A. Wojciechowski	Secretary
Ailish Bryne	Chief Compliance Officer
Jacintha Pogson-Hughes	Chief Administration Officer

Council (Directors) of The Bermuda Stock Exchange

The following persons are the council of The Bermuda Stock Exchange:

Council
Thomas P. Gallagher (Chairman)
David Brown (Deputy Chairman)
Jeff Conyers
Kurt M. Eckert
Caroline Kennedy
Mark Massad
Michael Neff
Eric Sites
Murray Stahl
Gregory A. Wojciechowski

Committees of The Bermuda Stock Exchange

Business Development Committee
Eric Sites
Jeff Conyers
Michael Neff
Gregory A. Wojciechowski

Compensation Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Executive Management Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Listing Committee
Dudley Cottingham
Sharon Beesley
Miguel DaPonte
Susan Monkman
Marco Montarsolo
Gregory A. Wojciechowski

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G.   BSD NOMINEE LIMITED

1. *Name*: BSD Nominee Limited
   Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*:   A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*: Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5. *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

    Council (Directors) of BSD Nominee Limited

    The following persons are the council of BSD Nominee Limited:

Council
Gregory A. Wojciechowski
James McKirdy

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

H. M 402 HOLDINGS, LLC

1. *Name*: M 402 Holdings, LLC
    Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 27, 2020.

4. *Brief description of nature and extent of affiliation*: M 402 Holdings, LLC ("M 402") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. Minneapolis Grain Exchange, LLC ("MGEX") is a wholly-owned subsidiary of M 402.

5. *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MGEX.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated July 27, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated July 30, 2020 and By-Laws dated July 30, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 402 Holdings, LLC

The following persons are the officers of M 402 Holdings, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 402 Holdings, LLC

The following persons are the directors of M 402 Holdings, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

I. MINNEAPOLIS GRAIN EXCHANGE, LLC

1. *Name*: Minneapolis Grain Exchange, LLC
   Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 4, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC ("MGEX").

5. *Brief description of business or functions*: MGEX is a designated contract market and derivatives clearing organization that operates under the regulatory oversight of the Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7. MGEX is also registered as a national securities exchange under Section 6(g) of Securities Exchange Act.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 4, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated December 4, 2020 and Bylaws dated December 4, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Minneapolis Grain Exchange, LLC

The following persons are the officers of Minneapolis Grain Exchange, LLC:

Name	Title
Mark G. Bagan	President & Chief Executive Officer
Layne G. Carlson	Treasurer, Secretary, Chief Compliance Officer & Chief Regulatory Officer
James D. Facente, Jr.	Director & Chief Risk Officer – Clearing & IT

Directors of Minneapolis Grain Exchange, LLC

The following persons are the directors of Minneapolis Grain Exchange, LLC:

Name
Thomas P. Gallagher, Chair
De'Ana H. Dow
Michael V. Dunn
Steve Fanady
Bradley Griffith
Christopher T. Matzdorf
Kerry L. Melius
Murray Stahl

Standing Committees of Minneapolis Grain Exchange, LLC

Executive Committee
Thomas P. Gallagher, Chairperson
Kerry L. Melius, First Vice Chairperson
Steve Fanady, Second Vice Chairperson
Bradley Griffith
Murray Stahl
Mark G. Bagan*

Audit Committee
Thomas P. Gallagher, Chairperson
Mark G. Bagan
De'Ana H. Dow
Michael V. Dunn
Bradley Griffith

Nominations Committee
Bradley Griffith, Chairperson
De'Ana H. Dow
Michael V. Dunn
Thomas P. Gallagher
Christopher T. Matzdorf
Mark G. Bagan*

Regulatory Oversight Committee
Steve Fanady, Chairperson
De'Ana H. Dow
Michael V. Dunn
Thomas P. Gallagher*
Mark G. Bagan*

Risk Management Committee
Bradley Griffith, Chairperson
De'Ana H. Dow
Steve Fanady
Thomas P. Gallagher*
Mark G. Bagan*

* Ex officio committee member

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

J.   MIAX GLOBAL, LLC

1.   *Name*: MIAX Global, LLC
      Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*: MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 25, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

    Officers of MIAX Global, LLC

    The following persons are the officers of MIAX Global, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Lance Emmons	Executive Vice President and Chief Financial Officer
Gregory A. Wojciechowski	President

    Directors of MIAX Global, LLC

    The following persons are the directors of MIAX Global, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

K. MIAX PRODUCTS, LLC

1. *Name*: MIAX Products, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Articles of Organization dated October 5, 2021 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 5, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Products, LLC

The following persons are the officers of MIAX Products, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President

Directors of MIAX Products, LLC

The following persons are the directors of MIAX Products, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

L.   DORMAN TRADING, LLC

1.   *Name*: Dorman Trading, LLC
     Address: 141 W. Jackson Boulevard, Suite 1900, Chicago, Illinois 60604

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on June 18, 2015.

4.   *Brief description of nature and extent of affiliation*: Dorman Trading, LLC ("Dorman Trading") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions*: Dorman Trading is a full-service FCM providing execution and clearing services for introducing brokers, retail customers, institutional clients and professional traders on a number of futures exchanges.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Articles of Organization dated June 18, 2015 are attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Fourth Amended and Restated Operating Agreement and Bylaws dated October 19, 2022 are attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of Dorman Trading, LLC.</u>

The following persons are the officers of Dorman Trading, LLC:

Name	Title
Thomas P. Gallagher	Chief Executive Officer
Daniel P. Dorman	Senior Vice President, Chief Operating Officer
David Dorman	Senior Vice President, Operations
Robert Sheeren	Chief Financial Officer
Michael Higgins	Chief Compliance Officer
Mark Robertson	Vice President, Clearing and Floor Operations
Brian Gaffud	Vice President, Director of Business Development
Michael Stanton	Vice President, Business Development
James Tometz	Vice President, Operations
Wesley Chiu	Assistant Chief Financial Officer
Barbara J. Comly	Secretary

Directors of Dorman Trading, LLC

The following persons are the directors of Dorman Trading, LLC:

Name
Thomas P. Gallagher
Robert D. Prunetti
Brian Duggan

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

M.   CONVEXITYSHARES, LLC

1. *Name*: ConvexityShares, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 3, 2020.

4. *Brief description of nature and extent of affiliation*: MIAX Futures, LLC, which is wholly-owned by Miami International Holdings, Inc., the applicant's 100% owner, is the owner of 51% of the outstanding membership interests of ConvexityShares, LLC.

5. *Brief description of business or functions*: Sponsor of certain exchange-traded products. ConvexityShares, LLC is a registered Commodity Pool Operator (CPO) and Commodity Trading Advisor (CTA) with the National Futures Association (NFA).

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 3, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Operating Agreement dated February 5, 2021 and First Amendment to Limited Liability Company Operating Agreement dated March 10, 2021 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Managers of ConvexityShares, LLC

The following are the managers of ConvexityShares, LLC:

Name
MIAX Futures, LLC
T3i US Holdings Inc.

Officers of ConvexityShares, LLC

The following persons are the officers of ConvexityShares, LLC:

Name	Title
John Zhu	Chief Executive Officer & Chief Compliance Officer
Simon Ho	President
Melinda Ho	Treasurer, Chief Financial Officer & Secretary
Charles Blades	Controller

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

Form **LLC-5.5**

Illinois
Limited Liability Company Act
Articles of Organization

FILE # 05316359

Secretary of State Jesse White
Department of Business Services
Limited Liability Division
www.cyberdriveillinois.com

Filing Fee:	$500
Expedited Fee:	$100
Approved By:	TLB

FILED

JUN 18 2015

Jesse White
Secretary of State

1. Limited Liability Company Name: DORMAN TRADING, L.L.C.

2. Address of Principal Place of Business where records of the company will be kept:
    141 W. JACKSON SUITE 1900

    CHICAGO, IL 60604

3. Articles of Organization effective on the filing date.

4. Registered Agent's Name and Registered Office Address:

    DENNIS D. DORMAN
    141 W JACKSON BLVD STE 1900
    CHICAGO, IL 60604-3374

5. Purpose for which the Limited Liability Company is organized:
    "The transaction of any or all lawful business for which Limited Liability Companies may be organized under this Act."

6. The LLC is to have perpetual existence.

7. The Limited Liability Company is managed by the manager(s).

    DORMAN, DENNIS D.
    141 W. JACKSON BLVD., STE.1900
    CHICAGO, IL 60604

8. **Name and Address of Organizer**
    I affirm, under penalties of perjury, having authority to sign hereto, that these Articles of Organization are to the best of my knowledge and belief, true, correct and complete.

    Dated: JUNE 18, 2015

    STEVEN J. SANDUSKY
    20 N. CLARK ST. SUITE 1725
    CHICAGO, IL 60604

FOURTH AMENDED AND RESTATED OPERATING AGREEMENT
of
DORMAN TRADING, LLC

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "LLC Member") of Dorman Trading, LLC, an Illinois limited liability company (the "Company"), pursuant to and in accordance with the Illinois Limited Liability Company Act 805 ILCS 180, et seq. (the "LLC Act"), hereby declares, effective as of October 19, 2022, the following to be the Fourth Amended and Restated Operating Agreement of the Company (the "Agreement").

<u>RECITALS</u>

A.   The Company and the members thereof entered into that certain Third Amended and Restated Operating Agreement of the Company, dated as of July 11, 2022 (the "Original Agreement").

B.   Pursuant to that certain Membership Interest Purchase Agreement, dated as of September 30, 2022 (the "Purchase Agreement"), by and among the LLC Member, the Company, Dennis D. Dorman ("Mr. Dorman") and Dorman Trading Company I, Inc. (together with Mr. Dorman, the "Sellers") on the date hereof, the LLC Member acquired all of the issued and outstanding equity interests of the Company from the Sellers in exchange for the consideration set forth in the Purchase Agreement.

C.   Simultaneous with closing of the transactions contemplated by the Purchase Agreement, the LLC Member and the Company desire to amend and restate the terms of the Original Agreement for the purposes of, among other things, setting forth the provisions regarding the governance and management of the Company.

NOW, THEREFORE, in consideration of the mutual promises of the parties hereto, and other good and valuable consideration, the receipt and legal sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree that the Fourth Amended and Restated Operating Agreement of the Company shall read as follows:

Section 1.   <u>Formation</u>. The Company was formed as a limited liability company under the LLC Act by the filing of Articles of Organization (the "Articles") with the Office of the Secretary of State of the State of Illinois on January 11, 1995. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2.   <u>Name</u>. The name of the limited liability company shall be "Dorman Trading, LLC".

Section 3.   <u>Definitions</u>. Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 1-5 of the LLC Act.

Section 4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the LLC Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Board of Directors of the Company (the "Board of Directors") deems necessary or advisable in connection with the foregoing.

Section 5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Board of Directors may designate from time to time.

The registered office of the Company in the State of Illinois shall be located at 141 W. Jackson Blvd, Suite 1900, Chicago, IL 60604. The name and address of the registered agent of the Company for service of process on the Company in the State of Illinois shall be Dennis D. Dorman. The Board of Directors may from time to time change the registered agent or office by an amendment to the certificate of formation of the Company.

Section 6. **LLC Member.** The LLC Member is the sole member of the Company holding 100% of the membership interests of the Company. The name and business or residence address of the LLC Member is 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540.

Section 7. **Term.** The term of the Company commenced on the date of filing of the Articles in accordance with the LLC Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 15 of this Agreement and a certificate of cancellation is filed in accordance with the LLC Act.

Section 8. **Management.**

(a) Board of Directors. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the Bylaws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this Agreement and the Bylaws. The Directors as of the date of this Agreement are set forth on Schedule A attached hereto.

(b) Powers. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c) Bylaws. The Company, the LLC Member and the Board of Directors hereby adopt the Bylaws of the Company in the form attached hereto as Exhibit A, as the same may be amended from time to time in accordance with the terms therein and in this Agreement (the "Bylaws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this Agreement and of the Bylaws. In case of any conflict

between the provisions of this Agreement and any provisions of the Bylaws, the provisions of this Agreement shall control.

(d)   Directors as Agents. To the extent of their powers set forth in this Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this Agreement shall bind the Company. Notwithstanding the provisions of the LLC Act, except as provided in this Agreement, the Bylaws or in a resolution of the Directors, a Director may not bind the Company.

Section 9.   Officers.

(a)   Officers of the Company. Except as provided herein, the Board of Directors may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer, Chief Compliance Officer, Secretary and Treasurer) to any such person. The Board of Directors may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the Bylaws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board of Directors. Any vacancy occurring in any office of the Company shall be filled by the Board of Directors.

(b)   Officers as Agents. The Officers, to the extent of their powers set forth in this Agreement, the Bylaws or otherwise vested in them by action of the Board of Directors not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c)   Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 10. Limited Liability. Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 11. **Capital Contributions.** The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 12. **Allocations and Distributions.** Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Board of Directors may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the LLC Member.

Section 13. **Return of Capital**. The LLC Member has the right to receive any distributions which include a return of all or any part of such LLC Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in the LLC Act.

Section 14. **Books and Records.** The Board of Directors shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board of Directors at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board of Directors on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board of Directors would otherwise be permitted to keep confidential from the LLC Member pursuant to the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board of Directors.

Section 15. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under the LLC Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of an LLC Member if (i) at the time of the occurrence of such event there are at least two LLC Members of the Company, and (ii) within ninety (90) days after the occurrence of such event, all remaining LLC Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional LLC Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in the LLC Act.

Section 16. **Other Business**. The LLC Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 17. **Banking Matters**. The LLC Member and each Officer and any agent or employee of the Company, or other person designated by such LLC Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment

accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said LLC Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such LLC Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

Section 18.   <u>Exculpation and Indemnification</u>.

(a)   Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this LLC Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b)   To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 18 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c)   To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 18.

(d)   A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within

such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e)   To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this LLC Agreement shall not be liable to the Company or to any other Covered Person who is bound by this LLC Agreement for its good faith reliance on the provisions of this LLC Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f)   The foregoing provisions of this Section 18 shall survive any termination of this LLC Agreement and are in addition to any indemnification of Covered Persons provided by any agreement between the Company and a Covered Person, the Bylaws, by statute, or otherwise.

Section 19.   Membership Units. Each member's limited liability company interest in the Company shall be represented by units of membership interest (each, a "Unit"). The Company shall have one (1) authorized type of Unit, consisting of an unlimited number of Class A Units (the "Class A Units"). As of the date hereof, 100 Class A Units are issued and outstanding, all of which are held by the LLC Member.

Section 20.   Assignments. The LLC Member may assign, in whole or in part, its Units in the Company, subject to any rule filings as maybe required by law. The assignment of such Units shall entitle the assignee to exercise the rights of the LLC Member of the Company under this Agreement and to enjoy all of the benefits of the Units.

Section 21.   Amendments. This Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board of Directors and a written agreement executed and delivered by the LLC Member.

Section 22.   Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Illinois, without regard to conflict of law rules.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of October 19, 2022.


MIAMI INTERNATIONAL HOLDINGS, INC.


By: _____
     Thomas P. Gallagher
     Chairman and Chief Executive Officer

SCHEDULE A

Directors as of October 19, 2022

Name

Thomas P. Gallagher
Brian Duggan
Robert D. Prunetti

EXHIBIT A

BYLAWS OF DORMAN TRADING, LLC

**BYLAWS OF
DORMAN TRADING, LLC**

ARTICLE I

Offices

1.1 <u>Offices</u>. The address of the registered office of Dorman Trading, LLC in the State of Illinois shall be 141 W. Jackson Blvd, Suite 1900, Chicago, IL 60604. The company may have other offices, both within and without the State of Illinois, as the Board of Directors from time to time shall determine or the business of the company may require.

1.2 <u>Books and Records</u>. Any records administered by or on behalf of the company in the regular course of its business, including its membership ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); <u>provided</u> <u>that</u> the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the membership ledger, the records so kept comply with the Illinois Limited Liability Company Act. The company shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II

THE LLC MEMBER

2.1 <u>The Sole LLC Member</u>. The "LLC Member" shall mean any person who maintains a direct ownership interest in the company. The sole LLC Member of the company shall be Miami International Holdings, Inc.

2.2 <u>Annual Meeting; Election of Directors and Other Matters</u>. The annual meeting of the LLC Member shall be held at such place and time as determined by the Board of Directors for the purpose of electing Directors, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

2.3 <u>Special Meetings</u>. Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman of the Board of Directors, the Board of Directors, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

2.4 <u>Action in Lieu of Meeting</u>. Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

ARTICLE III

BOARD OF DIRECTORS

3.1 <u>General Powers</u>. The business and affairs of the company shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the company except as otherwise provided by law or the Articles of Organization. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until the vacancy is filled.

3.2 <u>Number and Term of Office</u>. The number of directors shall initially be three (3) and thereafter shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption). All directors shall hold office until the expiration of the term for which elected and until their respective successors are elected, except in the case of the death, resignation or removal of any director.

3.3 <u>Vacancies and Newly Created Directorships</u>. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification or other cause (other than removal from office by a vote of the LLC Member) may be filled only by a majority vote of the directors then in office, though less than a quorum, or by the sole remaining director, and directors so chosen shall hold office for a term expiring at the next annual meeting of the LLC Member. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

3.4 <u>Resignation</u>. Any director may resign by delivering notice in writing or by electronic transmission to the Chief Executive Officer, Chairman of the Board or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

3.5 <u>Removal</u>. Any director, or the entire Board of Directors, may be removed from office at any time, with or without cause, by the LLC Member. Vacancies in the Board of Directors resulting from such removal may be filled by a majority of the directors then in office, though less than a quorum, by the sole remaining director, or by the LLC Member at the next annual meeting or at a special meeting called in accordance with <u>Section 2.3</u> above. Directors so chosen shall hold office until the next annual meeting of the LLC Member.

3.6 <u>Regular Meetings</u>. Regular meetings of the Board of Directors may be held without notice at such time and place, either within or without the State of Illinois, as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of the LLC Member.

3.7 Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer or the Secretary and may be held at any time and place, within or without the State of Illinois.

3.8 Notice of Special Meetings. Notice of any special meeting of directors shall be given to each director by the Secretary or by the officer calling the meeting. Notice shall be duly given to each director by (i) giving notice to such director in person or by telephone, electronic transmission or voice message system at least 24 hours in advance of the meeting, (ii) sending a facsimile, or delivering written notice by hand, to his last known business or home address at least 24 hours in advance of the meeting, or (iii) mailing written notice to his last known business or home address at least three days in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.9 Participation in Meetings by Telephone Conference Calls or Other Methods of Communication. Directors or any members of any committee designated by the directors may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

3.10 Quorum. A majority of the total number of directors then in office shall constitute a quorum at any meeting of the Board of Directors; provided that in the event that less than a majority of the total authorized directors are then serving, then a majority of the directors then serving, shall constitute a quorum. In the event one or more of the directors shall be disqualified to vote at any meeting, then the required quorum shall be reduced by one for each such director so disqualified; provided, however, that in no case shall less than 1/3 of the number of all authorized directors so fixed constitute a quorum. In the absence of a quorum at any such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or at a meeting of a committee which authorizes a particular contract or transaction.

3.11 Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of those present shall be sufficient to take any action, unless a different vote is specified by law, the Articles of Organization, the Operating Agreement or these Bylaws.

3.12 Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee of the Board of Directors may be taken without a meeting if all members of the Board or committee, as the case may be, consent to the action in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

3.13 Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the company, with such lawfully delegated powers and duties as it therefor confers, to serve at the pleasure of the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the

committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and subject to the provisions of the Illinois Limited Liability Company Act, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the company and may authorize the seal of the company to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the Board of Directors.

3.14 <u>Compensation of Directors</u>. Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the company or any of its parent or subsidiary companies in any other capacity and receiving compensation for such service.

3.15 <u>Nomination of Director Candidates</u>. Nominations for the election of Directors may be made by (i) the Board of Directors or a duly authorized committee thereof or (ii) the LLC Member.

ARTICLE IV

Officers

4.1 <u>Enumeration</u>. The officers of the company shall consist of a Chief Executive Officer, a Chief Financial Officer, a Secretary and such other officers with such other titles as the Board of Directors shall determine, including, at the discretion of the Board of Directors, a Chairman of the Board. The Board of Directors may appoint such other officers as it may deem appropriate.

4.2 <u>Election</u>. Officers shall be elected annually by the Board of Directors at its first meeting following the annual meeting of the LLC Member. Officers may be appointed by the Board of Directors at any other meeting.

4.3 <u>Qualification</u>. No officer need be a member of the company. Any two or more offices may be held by the same person.

4.4 <u>Tenure</u>. Except as otherwise provided by law, by the Articles of Organization, the Operating Agreement, or by these Bylaws, each officer shall hold office until his successor is elected and qualified, unless a different term is specified in the vote appointing him, or until his earlier death, resignation or removal.

4.5 <u>Resignation and Removal</u>. Any officer may resign by delivering his written resignation to the company at its principal office or to the Chief Executive Officer or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other

time or upon the happening of some other event. Any officer elected by the Board of Directors may be removed at any time, with or without cause, by the Board of Directors.

4.6 Chairman of the Board. The Board of Directors may appoint a Chairman of the Board. If the Board of Directors appoints a Chairman of the Board, he or she shall perform such duties and possess such powers as are assigned to him by the Board of Directors.   Unless otherwise provided by the Board of Directors, if the Chairman of the Board is a director, he or she shall preside at all meetings of the Board of Directors.

4.7 Chief Executive Officer. The Chief Executive Officer shall, subject to the direction of the Board of Directors, have responsibility for the general management of the business and affairs of the company and shall perform all duties and have all powers which are commonly incident to the office of Chief Executive Officer, or which are delegated to him or her by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chief Executive Officer, if he or she is a director, shall preside at all meetings of the Board of Directors. The Chief Executive Officer shall ensure that all orders and resolutions of the Board of Directors are carried into effect. He or she shall have power to sign contracts and other instruments of the company which are authorized and shall have general supervision and direction of all of the other officers, employees and agents of the company other than the Chairman of the Board. The Chief Executive Officer shall perform such other duties and shall have such other powers as the Board of Directors may from time to time prescribe.

4.8 Secretary. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the Secretary, including, without limitation, the duty and power to give notices of all meetings of the LLC Member and special meetings of the Board of Directors, to keep a record of the proceedings of all meetings of the LLC Member and the Board of Directors, to maintain a membership ledger and prepare lists of members and their addresses as required, to be custodian of corporate records and the company seal and to affix and attest to the same on documents.

4.9 Chief Financial Officer. The Chief Financial Officer shall perform such duties and have such powers as are incident to the office of the Chief Financial Officer, including without limitation, the duty and power to keep and be responsible for all funds and securities of the company, to maintain the financial records of the company, to deposit funds of the company in depositories as authorized, to disburse such funds as authorized, to make proper accounts of such funds, and to render as required by the Board of Directors accounts of all such transactions and of the financial condition of the company.

4.10   Salaries. Officers of the company shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

4.11   Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

ARTICLE V

General Provisions

5.1 <u>Fiscal Year</u>. The fiscal year of the company shall be as fixed by the Board of Directors.

5.2 <u>Company Seal</u>. The company seal, if any, shall be in such form as shall be approved by the Board of Directors.

5.3 <u>Waiver of Notice</u>. Whenever any notice whatsoever is required to be given by law, by the Articles of Organization or by these Bylaws, a waiver of such notice either in writing signed by the person entitled to such notice or such person's duly authorized attorney, or by electronic transmission or any other method permitted under the Illinois Limited Liability Company Act, whether before, at or after the time stated in such waiver, or the appearance of such person or persons at such meeting in person or by proxy, shall be deemed equivalent to such notice.

5.4 <u>Actions with Respect to Securities of Other Corporations</u>. Except as the Board of Directors may otherwise designate, the Chief Executive Officer or any officer of the company authorized by the Chief Executive Officer shall have the power to vote and otherwise act on behalf of the company, in person or proxy, and may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact to this company (with or without power of substitution) at any meeting of stockholders or shareholders (or with respect to any action of stockholders) of any other corporation or organization, the securities of which may be held by this company and otherwise to exercise any and all rights and powers which this company may possess by reason of this company's ownership of securities in such other corporation or other organization.

5.5 <u>Evidence of Authority</u>. A certificate by the Secretary as to any action taken by the LLC Member, directors, a committee or any officer or representative of the company shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6 <u>Articles of Organization</u>. All references in these Bylaws to the Articles of Organization shall be deemed to refer to the Articles of Organization of the company as amended and in effect from time to time.

5.7 <u>Operating Agreement</u>. All references in these Bylaws to the Operating Agreement shall be deemed to refer to the Limited Liability Company Agreement of the company as amended and in effect from time to time. In the event of any inconsistency between the Operating Agreement and these By-Laws, the provision of the Operating Agreement shall control.

5.8 <u>Severability</u>. Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

5.9 <u>Pronouns</u>. All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

5.10   Notices. Except as otherwise specifically provided herein or required by law, all notices required to be given to the LLC Member, or any director, officer, employee or agent shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mails, postage paid, or by sending such notice by facsimile or other electronic transmission in the manner provided in the Illinois Limited Liability Company Act, or by commercial courier service. Any such notice shall be addressed to such LLC Member, director, officer, employee or agent at his or her last known address as the same appears on the books of the company. The time when such notice shall be deemed to be given shall be the time such notice is received by such LLC Member, director, officer, employee or agent, or by any person accepting such notice on behalf of such person, if delivered by hand, facsimile, other electronic transmission or commercial courier service, or the time such notice is dispatched, if delivered through the mails.

5.11   Reliance Upon Books, Reports and Records. Each director, each member of any committee designated by the Board of Directors, and each officer of the company shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or other records of the company, including reports made to the company by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care.

5.12   Time Periods. In applying any provision of these Bylaws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

5.13   Facsimile Signatures and Electronic Transmission. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures or signature by electronic transmission (such as DocuSign) of any officer or director of the company may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE VI

Amendments

6.1 By LLC Member and Board of Directors. Except as is otherwise set forth in these Bylaws, these Bylaws may be altered, amended, or repealed, or new Bylaws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board of Directors by a resolution adopted by the Board of Directors.

ARTICLE VII

Indemnification of Directors and Officers

7.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (each a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or officer of the

company or is or was serving at the request of the company as a director or officer of another corporation, or as a controlling person of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer, or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the company to the fullest extent authorized by the Illinois Limited Liability Company Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the company to provide broader indemnification rights than said Act permitted the company to provide prior to such amendment) against all expenses, liability and loss reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in Section 7.2 of this Article VII, the company shall indemnify any such person seeking indemnity in connection with a proceeding (or part thereof) initiated by such person only if (a) such indemnification is expressly required to be made by law, (b) the proceeding (or part thereof) was authorized by the Board of Directors of the company, (c) such indemnification is provided by the company, in its sole discretion, pursuant to the powers vested in the company under the Illinois Limited Liability Company Act, or (d) the proceeding (or part thereof) is brought to establish or enforce a right to indemnification under an indemnity agreement or any other statute or law or otherwise as required under the Illinois Limited Liability Company Act. The rights hereunder shall be contract rights and shall include the right to be paid expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, unless the Illinois Limited Liability Company Act then so prohibits, the payment of such expenses incurred by a director or officer of the company in his or her capacity as a director or officer (and not in any other capacity in which service was or is tendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of such proceeding, shall be made only upon delivery to the company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this Section or otherwise.

7.2 Right of Claimant to Bring Suit. If a claim under Section 7.1 is not paid in full by the company within 90 days after a written claim has been received by the company, the claimant may at any time thereafter bring suit against the company to recover the unpaid amount of the claim and, if such suit is not frivolous or brought in bad faith, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to this company) that the claimant has not met the standards of conduct which make it permissible under the Illinois Limited Liability Company Act for the company to indemnify the claimant for the amount claimed. Neither the failure of the company (including its Board of Directors, independent legal counsel, or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Illinois Limited Liability Company Act, nor an actual determination by the company (including its Board of Directors, independent legal counsel or the LLC Member) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

7.3 Indemnification of Employees and Agents. The company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the

advancement of related expenses, to any employee or agent of the company to the fullest extent of the provisions of this Article VII with respect to the indemnification of and advancement of expenses to directors and officers of the company.

7.4 <u>Non-Exclusivity of Rights</u>. The rights conferred on any person in <u>Sections 7.1</u> and <u>7.2</u> shall not be exclusive of any other right which such persons may have or hereafter acquire under any statute, provision of the Articles of Organization, bylaw, Operating Agreement, vote of the LLC Member or disinterested directors or otherwise.

7.5 <u>Indemnification Contracts</u>. The Board of Directors is authorized to enter into a contract with any director, officer, employee or agent of the company, or any person serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing for indemnification rights equivalent to or, if the Board of Directors so determines, greater than, those provided for in this Article VII.

7.6 <u>Insurance</u>. The company may maintain insurance to the extent reasonably available, at its expense, to protect itself and any such director, officer, employee or agent of the company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the company would have the power to indemnify such person against such expense, liability or loss under the Illinois Limited Liability Company Act.

7.7 <u>Effect of Amendment</u>. Any amendment, repeal or modification of any provision of this Article VII by the LLC Member and the directors of the company shall not adversely affect any right or protection of a director or officer of the company existing at the time of such amendment, repeal or modification.